# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OUTFRONT Media Inc., CIK 0001579877
CUSIP: 69007J106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 90 Park Avenue, 9th Floor, New York, New York (NY), 10016
Date of event which requires filing of this statement: 09/03/2025
Filed by CIK 0001725159
Persons authorized to receive notices and communications: Morgan Hayes, Debevoise & Plimpton LLP, 66 Hudson Blvd E, New York, New York (NY), 10001, 212-909-6983

## Reporting persons
- Providence Equity Partners VIII-A L.P. (CIK 0001725159): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,446,728; sole dispositive power 0; shared dispositive power 2,446,728; aggregate amount beneficially owned 2,446,728 (1.5% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for Providence Equity Partners VIII-A L.P.. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- PEP VIII International Ltd. (CIK 0001810760): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,913,813; sole dispositive power 0; shared dispositive power 8,913,813; aggregate amount beneficially owned 8,913,813 (5.3% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for PEP VIII International Ltd. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- Providence Equity GP VIII L.P. (CIK 0001810782): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,913,813; sole dispositive power 0; shared dispositive power 8,913,813; aggregate amount beneficially owned 8,913,813 (5.3% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for Providence Equity GP VIII L.P. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- PEP VIII (Scotland) International Ltd. (CIK 0001810771): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,920; sole dispositive power 0; shared dispositive power 36,920; aggregate amount beneficially owned 36,920 (0.1% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for PEP VIII (Scotland) International Ltd. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- Providence Equity GP VIII (Scotland) L.P. (CIK 0001810789): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,920; sole dispositive power 0; shared dispositive power 36,920; aggregate amount beneficially owned 36,920 (0.1% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for Providence Equity GP VIII (Scotland) L.P. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- Providence Equity Partners VIII (Scotland) L.P. (CIK 0001745696): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,920; sole dispositive power 0; shared dispositive power 36,920; aggregate amount beneficially owned 36,920 (0.1% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for Providence Equity Partners VIII (Scotland) L.P. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- PEP VIII Intermediate 5 L.P. (CIK 0001810757): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,584,358; sole dispositive power 0; shared dispositive power 3,584,358; aggregate amount beneficially owned 3,584,358 (2.1% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for PEP VIII Intermediate 5 L.P. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- PEP VIII Intermediate 6 L.P. (CIK 0001810758): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,225,114; sole dispositive power 0; shared dispositive power 1,225,114; aggregate amount beneficially owned 1,225,114 (0.7% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for PEP VIII Intermediate 6 L.P. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- PEP VIII Advertising Co-Investment L.P. (CIK 0001810752): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,620,693; sole dispositive power 0; shared dispositive power 1,620,693; aggregate amount beneficially owned 1,620,693 (1% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for PEP VIII Advertising Co-Investment L.P. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- PEP VIII GP LLC (CIK 0001823889): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,913,813; sole dispositive power 0; shared dispositive power 8,913,813; aggregate amount beneficially owned 8,913,813 (5.3% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for PEP VIII GP LLC is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- PEP VIII-A SPV, L.P. (CIK 0001823927): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,446,728; sole dispositive power 0; shared dispositive power 2,446,728; aggregate amount beneficially owned 2,446,728 (1.5% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for PEP VIII-A SPV, L.P. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- PEP VIII (Scotland) SPV, L.P. (CIK 0001823928): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,920; sole dispositive power 0; shared dispositive power 36,920; aggregate amount beneficially owned 36,920 (0.1% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for PEP VIII (Scotland) SPV L.P. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- PEP VIII SPV, L.P. (CIK 0001823926): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,584,358; sole dispositive power 0; shared dispositive power 3,584,358; aggregate amount beneficially owned 3,584,358 (2.1% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for PEP VIII SPV, L.P. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- PEP VIII-A AIV SPV, L.P. (CIK 0001823929): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,225,114; sole dispositive power 0; shared dispositive power 1,225,114; aggregate amount beneficially owned 1,225,114 (0.7% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for PEP VIII-A AIV SPV, L.P. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.
- PEP VIII Co-Invest SPV, L.P. (CIK 0001823832): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,620,693; sole dispositive power 0; shared dispositive power 1,620,693; aggregate amount beneficially owned 1,620,693 (1% of the class)
  Comment: Row 13 - The ownership percentage set forth herein for PEP VIII Co-Invest SPV, L.P. is calculated based on a total of 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securites and Exchange Commission on August 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: OUTFRONT Media Inc.
Address of issuer's principal executive offices: 90 Park Avenue, 9th Floor, New York, New York (NY), 10016
Comment: This Amendment No. 4 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on April 27, 2020, as amended by Amendment No. 1 thereto dated May 8, 2020, Amendment No. 2 thereto dated September 21, 2020 and Amendment No.3 thereto dated March 3, 2022 (the "Original Schedule 13D," and together with this Amendment No. 4, this "Schedule 13D"). Except as amended in Amendment No. 1, Amendment No.2, Amendment No. 3 and this Amendment No. 4, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 4 as so defined, unless otherwise defined in this Amendment No. 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented as follows:

On September 3, 2025, PEP VIII (Scotland) SPV, L.P., PEP VII Co-Invest SPV, L.P., PEP VIII SPV, L.P., PEP VIII-A AIV SPV, L.P. and PEP VIII-A SPV, L.P. (collectively the "PEP SPVs") sold 34,791 shares, 1,527,273 shares, 3,377,747 shares, 1,154,496 shares and 2,305,693 shares of Common Stock, respectively, for $18.06 per share in an unregistered block trade pursuant to Rule 144 under the Securities Act of 1933, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 167,224,576 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.

- PEP VIII-A SPV directly holds 2,446,728 shares of Common Stock or 1.5% of the deemed issued and outstanding shares of Common Stock;
- PEP Scotland SPV directly holds 36,920 shares of Common Stock or less than 0.03% of the deemed issued and outstanding shares of Common Stock;
- PEP 5 SPV directly holds 3,584,358 shares of Common Stock or 2.1% of the deemed issued and outstanding shares of Common Stock;
- PEP 6 SPV directly holds 1,225,114 shares of Common Stock or 0.7% of the deemed issued and outstanding shares of Common Stock; and
- PEP Advertising SPV directly holds 1,620,693 shares of Common Stock or 1.0% of the deemed issued and outstanding shares of Common Stock.

The Reporting Persons, in the aggregate, beneficially own 8,919,813 shares of Common Stock or 5.3% of the deemed issued and outstanding shares of Common Stock.

Additionally, Mr. Michael J Dominguez, who is a director of PEP International and a director of the Issuer, beneficially owns 41,199 shares of Common Stock. Any securities issued to Mr. Dominguez for his service as a director of the Issuer are held by Mr. Domingues for the benefit of funds or entities affiliated with PEP International.

PEP International is the sole general partner of PEP GP VIII. PEP GP VIII is the sole general perner of each of the Initial PEP Direct Holders other than PEP Scotland, and the sole member of SPV GP. PEP GP VIII is also the holder of all of the equity interests in PEP Scotland International. PEP Scotland International is the sole general pertner of PEP FP Scotland. PEP GP Scotland is the sole general partner of PEP Scotland. By virtue of such relationships, (i) PEP Scotland International, PEP GP Scotland and PEP Scotland have shared voting and investment control with respect to the 36,920 shares of Common Stock directy held by PEP Scotland SPV and (ii) SPV Gp, PEP GP VIII and PEP International have shared voting and investment control with respect to the 8,913,813 shares of Common Stock directly held in the aggregate by the PEP SPVs. For purposes of Rule 13d-3 under the Act, (i) PEP Scotland, PEP Scotland International and PEP GP Scotland may be deemed to beneficially own less that 0.1% of the deemed issued and outstanding shares of Common Stock and (ii) SPV GP, PEP GP VIII and PEP International may be deemed to beneficially own 8,913,813 shares of Common Stock or 5.3% of the deemed issued and outstanding shares of Common Stock.

PEP Intenational, PEP GP VIII, PEP Scotland International, PEP GP Scotland, SPV GP, PEP VIII-A, PEP Scotland, PEP 5, PEP 6 and PEP Advertising each isclain beneficial ownership of the securities referred to in this Amendment No. 4, and the filing of this Amendment No. 4 should not be construed as an admission that any of PEP International, PEP GP VIII, PEP Scotland International, PEP GP Scotland, SPV GP, PEP VIII-A, PEP Scotland, PEP 5, PEP 6 and PEP Advertising is, for the purpose of Schedule 13D, the beneficial owner of any securities covered by this statement. Each of the PEP SPVs disclaims beneficial ownership of the securities held directly by the other PEP SPVs.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 10 of the cover pages hereto is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as disclosed herein, none of the Reporting Persons have, nor, to their knowledge, have any of the Schedule A Persons, effected any transactions during the past sixty (60) days in any securities of the Issuer.

## Signatures
- Providence Equity Partners VIII-A L.P.: /s/ Sarah N. Conde, Sarah N. Conde / Authorized Signatory (09/05/2025)
- PEP VIII International Ltd.: /s/ Sarah N. Conde, Sarah N. Conde / Authorized Signatory (09/05/2025)
- Providence Equity GP VIII L.P.: /s/ Sarah N. Conde, Sarah N. Conde / Authorized Signatory (09/05/2025)
- PEP VIII (Scotland) International Ltd.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (09/05/2025)
- Providence Equity GP VIII (Scotland) L.P.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (09/05/2025)
- Providence Equity Partners VIII (Scotland) L.P.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (09/05/2025)
- PEP VIII Intermediate 5 L.P.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (09/05/2025)
- PEP VIII Intermediate 6 L.P.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (09/05/2025)
- PEP VIII Advertising Co-Investment L.P.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (09/05/2025)
- PEP VIII GP LLC: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (09/05/2025)
- PEP VIII-A SPV, L.P.: /s/ Sarah N. Conde, Sarah N. Conde (09/05/2025)
- PEP VIII (Scotland) SPV, L.P.: /s/ Sarah N. Conde, Sarah N. Conde (09/05/2025)
- PEP VIII SPV, L.P.: /s/ Sarah N. Conde, Sarah N. Conde (09/05/2025)
- PEP VIII-A AIV SPV, L.P.: /s/ Sarah N. Conde, Sarah N. Conde (09/05/2025)
- PEP VIII Co-Invest SPV, L.P.: /s/ Sarah N. Conde, Sarah N. Conde (09/05/2025)